                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                    INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
              ---------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $.001 PER SHARE)

              ---------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    458865201
                                 --------------
                                 (CUSIP Number)

Mr. David K. Sherman Cohanzick Capital, L.P. 427 Bedford Road, Suite 230 Pleasantville, NY 10570 (914) 741-9600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 8, 2000
                    ------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box: o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits, See Rule 240.13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR

OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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
                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 458865201
1     Name of Reporting Person                                  David K. Sherman
--------------------------------------------------------------------------------

2     Check the Appropriate Box if                              (a) [x]
      a Member of a Group                                       (b) [ ]

--------------------------------------------------------------------------------

3     SEC Use Only

--------------------------------------------------------------------------------

4     Source of Funds                                           00
--------------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [  ]

--------------------------------------------------------------------------------

6     Citizenship or Place of Organization                      U.S.A.
--------------------------------------------------------------------------------


                           7    Sole Voting Power               0 shares

--------------------------------------------------------------------------------
Number of Shares           8    Shared Voting Power             180,700 shares
Beneficially Owned by      -----------------------------------------------------

Reporting Person With
                           9    Sole Dispositive Power          0 shares
                           -----------------------------------------------------

                           10   Shared Dispositive Power        180,700 shares

                           -----------------------------------------------------

11    Aggregate Amount Beneficially                             180,700 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

12    Check box if the aggregate Amount
       in Row (11) Excludes Certain Shares                      [  ]

--------------------------------------------------------------------------------


13    Percent of Class Represented
       Amount in Row (11)                                       8.25%

--------------------------------------------------------------------------------
14    Type of Reporting Person                                  IN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 458865201
1     Name of Reporting Person                                 Sunnyside, L.L.C.

--------------------------------------------------------------------------------
2     Check the Appropriate Box if                             (a) [x]
      a Member of a Group                                      (b) [ ]
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Source of Funds                                           00

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [  ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
                           7    Sole Voting Power               0 shares

                           -----------------------------------------------------

Number of Shares           8    Shared Voting Power             180,700 shares
Beneficially Owned by      -----------------------------------------------------

Reporting Person With
                           9    Sole Dispositive Power          0 shares
                           -----------------------------------------------------

                           10   Shared Dispositive Power        180,700 shares

                           -----------------------------------------------------
11    Aggregate Amount Beneficially                             180,700 shares
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12    Check box if the aggregate Amount
       in Row (11) Excludes Certain Shares                      [  ]
--------------------------------------------------------------------------------
13    Percent of Class Represented
       Amount in Row (11)                                       8.25%

--------------------------------------------------------------------------------
14    Type of Reporting Person                                  CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 458865201
1     Name of Reporting Person                           Cohanzick Capital, L.P.

--------------------------------------------------------------------------------

2     Check the Appropriate Box if                       (a) [x]
      a Member of a Group                                (b) [ ]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------

4     Source of Funds                                           00

--------------------------------------------------------------------------------


5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------

6     Citizenship or Place of Organization                      Delaware

--------------------------------------------------------------------------------

                           7    Sole Voting Power               0 shares
--------------------------------------------------------------------------------

Number of Shares           8    Shared Voting Power             180,700 shares
Beneficially Owned by      -----------------------------------------------------

Reporting Person With
                           9    Sole Dispositive Power          0 shares
                           -----------------------------------------------------

                           10   Shared Dispositive Power        180,700 shares

                           -----------------------------------------------------

11    Aggregate Amount Beneficially                             180,700 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

12    Check box if the aggregate Amount
       in Row (11) Excludes Certain Shares                      [  ]

--------------------------------------------------------------------------------

13    Percent of Class Represented
       Amount in Row (11)                                       8.25%

--------------------------------------------------------------------------------

14    Type of Reporting Person                                  PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 458865201
1     Name of Reporting Person                          Cohanzick Partners, L.P.
--------------------------------------------------------------------------------


2     Check the Appropriate Box if                      (a) [x]
      a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------

3     SEC Use Only

--------------------------------------------------------------------------------

4     Source of Funds                                           00

--------------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------

6     Citizenship or Place of Organization                      Delaware

--------------------------------------------------------------------------------

                           7    Sole Voting Power               0 shares

                           -----------------------------------------------------

Number of Shares           8    Shared Voting Power             180,700 shares
Beneficially Owned by      -----------------------------------------------------
Reporting Person With
                           9    Sole Dispositive Power          0 shares
                           -----------------------------------------------------


                           10   Shared Dispositive Power        180,700 shares

                           -----------------------------------------------------

11    Aggregate Amount Beneficially                             180,700 shares
      Owned By Each Reporting Person

--------------------------------------------------------------------------------

12    Check box if the aggregate Amount
       in Row (11) Excludes Certain Shares                      [  ]

--------------------------------------------------------------------------------

13    Percent of Class Represented
       Amount in Row (11)                                       8.25%
--------------------------------------------------------------------------------

14    Type of Reporting Person                                  PN


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
                        Amendment No. 2 to Schedule 13D


Item 1.    Security and Issuer.

           Item 1 is hereby amended and restated as follows:

           The Schedule 13D initially filed on October 8, 1999 and the subsequent amendment thereto filed on March 30, 2000, (the "Schedule 13D") filed by Cohanzick Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Cohanzick Partners"); Cohanzick Capital, L.P., a limited partnership organized under the laws of the State of Delaware ("Cohanzick Capital"); Sunnyside, L.L.C., a limited liability company organized under the laws of the State of Delaware ("Sunnyside"); and David K. Sherman ("Mr. Sherman") relating to the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc. (the "Company") is hereby amended by this Amendment No. 2 to the Schedule 13D to furnish the following information.

Item 3.    Source and Amount of Funds or Other Consideration.

           Item 3 is hereby amended and restated as follows:

           The net investment cost (including commissions, if any) of the shares of Common Stock held by Cohanzick Partners is $819,571.89. Such shares were purchased with Cohanzick Partners' investment capital. Mr. Sherman, Sunnyside and Cohanzick Capital do not directly own any such shares.

Item 4.    Purpose of Transaction.

           Item 4 is hereby amended and restated as follows:

           On September 8, 2000, Cohanzick Partners, L.P. ("Cohanzick"), a Delaware limited partnership of which Cohanzick Capital, L.P., a Delaware limited partnership is the general partner, provided Issuer with a notice intended to comply with the Issuer's By-Laws ("Notice"), in order to submit business at the 2000 annual meeting of stockholders of Issuer ("Annual Meeting"). Cohanzick's Notice informed Issuer that the reason for conducting such business at the Annual Meeting is to nominate David K. Sherman for election to the board of directors of the Issuer. A copy of the Notice is attached hereto as Exhibit 1, and incorporated herein by reference in its entirety.

Item 5.    Interest in Securities of the Issuer.

           Item 5 is hereby amended and restated as follows:

           (a) Based upon an aggregate of 2,190,198 shares of Common Stock outstanding, as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 30, 2000, as of the close of business on September 8, 2000:
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
                (i) Cohanzick Partners beneficially owns 180,700 shares of Common Stock, constituting approximately 8.25 % of the shares of Common Stock;

                (ii) Cohanzick Capital owns directly no shares of Common Stock. By reason of its position as general partner of Cohanzick Partners, under the provisions of Rule 13d-3 of the Securities Exchange Commission (" Rule 13d-3"), Cohanzick Capital may be deemed to beneficially own the 180,700 shares of Common Stock owned by Cohanzick Partners, constituting approximately 8.25% of the shares of Common Stock outstanding;

                (iii) Sunnyside owns directly no shares of Common Stock. By reason of its position as general partner of Cohanzick Capital, under of the provisions of the Rule 13d-3, Sunnyside may be deemed to beneficially own the 180,700 shares of Common Stock owned by Cohanzick Partners, constituting approximately 8.25% of the shares of Common Stock outstanding; and

                (iv) Mr. Sherman owns directly no shares of Common Stock. By reason of his position as general partner as managing member of Sunnyside, Mr. Sherman, under provisions of Rule 13d-3, may be deemed to beneficially own the 180,700 shares owned by Cohanzick Partners constituting approximately 8.25% of the shares of Common Stock outstanding.

           (b) Cohanzick Partners has the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Cohanzick Capital, its general partner, Sunnyside and ultimately Mr. Sherman, as managing member of Sunnyside. Therefore, each of the Reporting Persons shares the power and does not have sole power to dispose of and to vote the shares of Common Stock beneficially owned by it and the other Reporting Persons.

           (c) Listed below are transactions with the respect to the Reporting Persons. Since the time of the most recent filing of the Schedule 13D, only Cohanzick Partners effected the transactions in the shares of the Common Stock in open market transactions with brokers, as follows:

                Date            Action          Number of Shares          Price per Share
                ----            ------          ----------------          ---------------
               4/14/00          Bought               16,700                2.9059
               6/21/00          Sold                 (3,000)              (2.5599)

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

           Item 6 is hereby amended to add the following:

           See Item 4.

Item 7.    Material to be Filed as Exhibits

           Exhibit 1- Notice of Stockholder Nominee, dated September 8, 2000

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
                                    SIGNATURE
                                    ---------
      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   September 12, 2000

Cohanzick Partners, L.P.


By: /s/ David K. Sherman
    ------------------------
    Cohanzick Capital, L.P.,
    its sole General Partner


By: /s/ David K. Sherman
    ------------------------
    Sunnyside, L.L.C.,
    its sole General Partner


By: /s/ David K. Sherman
    ------------------------
        David K. Sherman,
        Managing Member


David K. Sherman


 /s/ David K. Sherman
 ------------------------

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